DATCHAT, INC.

65 Church Street

2nd Floor

New Brunswick, NJ 0890

August 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Edwin Kim

Jan Woo

Re:       DatChat, Inc.

Registration Statement on Form S-1, as amended

File No. 333-257688

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), DatChat, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15p.m., Eastern Daylight Time, on Thursday, August 12, 2021, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

DATCHAT, INC.

By: /s/ Darin Myman__________________

Name: Darin Myman

Title: Chief Executive Officer